Financial statements and Financial Highlights

Select Asset Fund III

For the period from August 24, 2000 (commencement of operations)

to December 31, 2000 with Report of Independent Auditors

Select Asset Fund III

Financial Statements and Financial Highlights

Period from August 24, 2000 (commencement of operations)

to December 31, 2000

Table of Contents

Report of Independent Auditors 1

Financial Statements

Statement of Assets and Liabilities 2

Statement of Operations 3

Statement of Changes in Net Assets 4

Notes to Financial Statements 5

Other Financial Information

Financial Highlights 8

Portfolio of Investments 9

Report of Independent Auditors

Board of Trustees and Stockholder

Select Asset Fund III

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Select Asset Fund III as of December 31, 2000, the related statement of operations, the statement of changes in net assets, and the financial highlights for the period from August 24, 2000 (commencement of operations) to December 31, 2000. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification of investments owned as of December 31, 2000, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Select Asset Fund III at December 31, 2000, the results of its operations, changes in its net assets and its financial highlights for the period from August 24, 2000 (commencement of operations) to December 31, 2000 in conformity with accounting principles generally accepted in the United States.

January 23, 2001
Select Asset Fund III

Statement of Assets and Liabilities

December 31, 2000

Assets
Investments, at fair value (cost $234,072,273)	$222,610,473
Dividends receivable	223,264
Securities receivable	75,047
Interest receivable	3,982
Prepaid expenses	31,423
Total assets	222,944,189

Liabilities
Common stock dividend payable	161,607
Payable for securities purchased	74,984
Accrued expenses	109,339
Notes payable (Note 5)	379,500
Accrued interest expense	11,454
Total liabilities	736,884
Net assets	$222,207,305

Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value
at liquidation preference $100,000 per share, 600 shares
authorized, issued and outstanding	$ 60,000,000
Common stock at par value, $.01 per share, 199,999,400 shares
authorized, 23,106,557 shares issued and outstanding	231,066
Additional paid-in capital	173,536,490
Accumulated net realized loss on investments	(98,451)
Net unrealized depreciation of investments	(11,461,800)
Net assets	$222,207,305

Net asset value per common shares outstanding	$ 9.62

See accompanying notes.
Select Asset Fund III

Statement of Operations

For the period from August 24, 2000
(commencement of operations) to December 31, 2000

Investment income:
Dividend income	$ 1,126,920
Interest income	19,645
Total investment income	1,146,565

Expenses:
Administration fees (Note 2)	67,315
Broker dealer fee	48,753
Independent auditors	25,000
Interest expense	16,208
Rating agency fees	12,033
Trustee fees	8,632
Auction agent fee	5,425
Insurance	3,744
Other expenses	100
Total expenses	187,210
Net investment income	959,355

Net realized and unrealized gains (losses) on investments:
Net realized loss on investments	(98,451)
Net unrealized depreciation of investments	(11,461,800)
Net decrease in net assets resulting from operations	$ (10,600,896)

See accompanying notes.
Select Asset Fund III

Statement of Changes in Net Assets

For the period from August 24, 2000
(commencement of operations) to December 31, 2000

From operations:
Net investment income	$ 959,355
Net realized loss on investments	(98,451)
Net change in unrealized depreciation
on investments	(11,461,800)
Decrease in net assets resulting from
operations	(10,600,896)

Dividends to stockholders from net investment income:
Auction market preferred stock	(797,748)
Common stock	(161,607)
(959,355)

Increase (decrease) from capital transactions:
Issuance of common stock	231,066
Additional paid-in-capital	233,536,490
Issuance of auction market preferred stock	60,000,000
Distribution of capital to common stockholder	(60,000,000)
233,767,556
Total increase in net assets	222,207,305

Net assets:
Beginning of period	-
End of period	$222,207,305

See accompanying notes.
(1) Organization and Significant Accounting Policies

1. Organization and Significant Accounting Policies

The Select Asset Fund III (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on August 24, 2000.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

On the date of commencement, the Fund received securities with an aggregate fair value of $231,065,574 from a collective trust fund for employee benefit plans in exchange for 23,106,557 shares of common stock. On September 5, 2000, the Fund issued $60 million of AMPS and paid a dividend to the common stockholder with the proceeds.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq National Market) are valued at the last reported sales price on the primary exchange. Investments with maturities less than 60 days are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.

1. Organization and Significant Accounting Policies (continued)

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are generally distributed annually.

The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2. Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and trustees of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and trustees.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on a percentage of net assets outstanding. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee, which has been waived by the investment manager for 2000, is 0.005% of average equity investments. The administration and management fees are calculated and accrued on a monthly basis and generally paid on a quarterly basis.

For the period from August 24, 2000 (commencement of operations) to December 31, 2000, dividends and return of capital distributions to the common stockholder were $161,607 and $60,000,000, respectively.

3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold, excluding short-term securities, for the period from August 24, 2000 (commencement of operations) to December 31, 2000 were $1,871,548 and $1,800,986, respectively.

As of December 31, 2000, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $22,184,461 and $33,646,261, respectively.

4. Auction Market Preferred Stock ("AMPS")

In September 2000, the Fund issued $60 million of AMPS.

The Fund had outstanding, at December 31, 2000, 600 shares of Series A Auction Market Preferred Stock. The AMPS rate in effect on December 31, 2000 was 5.05%.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through Dutch Auction. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.

5. Notes Payable

As of December 31, 2000, the Fund had $379,500 of principal notes outstanding to investors. The notes are due on August 24, 2025 and bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 4.00%. As of December 31, 2000, the Fund was paying interest at 10.25% per annum.

1465:
Select Asset Fund III

Financial Highlights

For the period from August 24, 2000
(commencement of operations) through December 31, 2000

	2000 (1)
For a share of common stock outstanding throughout the period:
Net asset value, beginning of period	$ 10.00

Net investment income	0.04
Net realized and unrealized gains (losses) on investments	(0.50)
Total from investment operations	(0.46)
Capital contribution	2.71
Less distributions from net investment income:
Common stock equivalent of dividends paid to AMPS holders	(0.03)
Dividends paid to common shareholders	(0.01)
Less distributions from net net realized gains:
Dividends paid to common shareholders	0.01
Less distributions from paid-in capital:
Return of capital to common stockholder	(2.60)
Total distributions	(2.63)
Net asset value, end of period	$ 9.62

Total investment return	-3.80%	(2)
Ratios/supplemental data:
Net assets at end of period (000s)	222,207
Average net assets (000s)	225,841
Ratio of expenses to average net assets
applicable to common stock (3)	0.08%
Ratio of net investment income to average net
assets applicable to common stock (3)	0.07%
Portfolio turnover	0.80%

Asset coverage per AMPS share end of period	370,346
AMPS shares outstanding	600
Asset coverage for notes payable, end of period	58,553%
Notes payable, end of period	379,500

(1) For the period from August 24, 2000 (commencement of operations) to December 31, 2000.

(2) Total investment return for the period, not annualized.

(3) Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders.

See accompanying notes to financial statements.
Select Asset Fund III

Portfolio of Investments (continued)

No. of			Market
Shares			Value

14,500	NATIONAL CITY CORP		$ 416,875.00
5,300	NORTHERN TRUST CO		432,281.25
3,200	OLD KENT FINANCIAL CORP		140,000.00
6,900	PNC FINANCIAL CORP		504,131.25
5,200	REGIONS FINANCIAL CORP		142,025.00
4,000	SOUTHTRUST CORP		162,750.00
4,200	SUMMIT BANCORP		160,387.50
7,200	SUNTRUST BANKS INC		453,600.00
6,700	SYNOVUS FINANCIAL CORP		180,481.25
3,200	UNION PLANTERS CORP		114,400.00
18,000	US BANCORP		525,375.00
4,800	WACHOVIA CORP		279,000.00
13,000	WASHINGTON MUTUAL INC		689,812.50
38,500	WELLS FARGO CO		2,143,968.75

	TOTAL BANKS		$ 16,022,112.50

	CAPITAL GOODS	10.72%

	AEROSPACE/DEFENSE &
	DEFENSE
21,600	BOEING CO		1,425,600.00
4,800	GENERAL DYNAMICS CORP		374,400.00
2,500	GOODRICH B F CO		90,937.50
19,100	HONEYWELL INTERNATIONALINC		903,668.75
9,700	LOCKHEED MARTIN CORP		329,315.00
1,700	NORTHROP GRUMMAN CORP		141,100.00
8,100	RAYTHEON CO CL B		251,606.25
11,200	UNITED TECHNOLOGIES CORP		880,600.00

	BUILDING PRODUCTS
1,400	CRANE CO		39,812.50
10,700	MASCO CORP		274,856.25

	CONSTRUCTION & ENGINEERING
1,800	FLUOR CORP		59,512.50

	ELECTRICAL EQUIPMENT
2,200	COOPER INDUSTRIES INC		$ 101,062.50
10,200	EMERSON ELECTRIC CO		803,887.50
4,700	MOLEX INC		166,850.00
1,000	NATIONAL SERVICES INDUSTRIES INC		25,687.50
4,500	ROCKWELL INTERNATIONAL CORP		214,312.50
1,300	THOMAS AND BETTS CORP		21,043.75

	INDUSTRIAL CONGLOMERATES
236,500	GENERAL ELECTRIC CORP		11,337,218.75
2,200	ITT INDUSTRIES INC		85,250.00
9,400	MINNESOTA MINING &
	MANUFACTURING		1,132,700.00
3,400	TEXTRON INC		158,100.00
40,300	TYCO INTERNATIONAL LTD		2,236,650.00

	MACHINERY
5,000	APPLEREA CORP-APPLIED BIOSYS		470,312.50
500	BRIGGS & STRATTON CORP		22,187.50
8,400	CATERPILLAR INC		397,425.00
1,000	CUMMINS ENGINE INC		37,937.50
3,300	DANAHER CORP		225,637.50
5,600	DEERE & CO		256,550.00
4,900	DOVER CORP		198,756.25
1,800	EATON CORP		135,337.50
7,200	ILLINOIS TOOL WORKS INC		428,850.00
3,900	INGERSOLL RAND CO		163,312.50
1,800	PACCAR INC		88,650.00
3,000	PALL CORP		63,937.50
2,700	PARKER HANNIFIN CORP		119,137.50
1,400	TIMKEN CO		21,175.00

	TRADING COMPANIES &
	DISTRIBUTORS
4,200	GENUINE PARTS CO		109,987.50
2,200	GRAINGER W W INC		80,300.00

	TOTAL CAPITAL GOODS		$ 23,873,665.00

	COMMERCIAL SERVICES & SUPPLIES	1.52%

	COMMERCIAL SERVICES & SUPPLIES
14,900	AUTOMATIC DATA PROCESSING		$ 943,356.25
2,700	AVERY DENNISON CORP		148,162.50
2,300	BLOCK H & R INC		95,162.50
1,800	DE LUXE CORP		45,486.00
2,900	DONNELLEY R R & SONS		78,300.00
3,100	ECOLAB INC		133,881.25
3,300	EQUIFAX INC		94,668.75
9,800	FIRST DATA CORP		516,337.50
7,100	IMS HEALTH INC		191,700.00
8,900	PAYCHEX INC		432,762.50
6,100	PITNEY BOWES INC		202,062.50
3,700	ROBERT HALF INTERNATIONAL INC		98,050.00
14,800	WASTE MANAGEMENT INC		410,700.00

	TOTAL COMMERCIAL SERVICES
	& SUPPLIES		$ 3,390,629.75

	CONSUMER DURABLES & APPAREL	0.83%

	HOUSEHOLD DURABLES
1,500	AMERICAN GREETINGS CL A		14,156.25
2,000	BLACK & DECKER CORP		78,500.00
1,400	CENTEX CORP		52,587.50
3,800	FORTUNE BRANDS INC		114,000.00
1,100	KAUFMAN & BROAD HOME CORP		37,056.25
4,700	LEGGETT & PLATT INC		89,006.25
1,900	MAYTAG CO		61,393.75
6,400	NEWELL RUBBERMAID INC		145,600.00
1,000	PULTE CORP		42,187.50
2,100	STANLEY WORKS		65,493.75
1,300	TUPPERWARE CORP		26,568.75
1,500	WHIRLPOOL CORP		71,531.25

	LEISURE EQUIPMENT & PRODUCTS
7,400	EASTMAN KODAK CO		$ 291,375.00
4,100	HASBRO INC		43,562.50
10,200	MATTEL INC		147,288.00

	LEISURE PRODUCTS
2,200	BRUNSWICK CORP		36,162.50

	TEXTILES & APPAREL
1,300	LIZ CLAIBORNE INC		54,112.50
6,600	NIKE INC CL B		368,362.50
2,700	V F CORP		97,848.00

	TOTAL CONSUMER DURABLES
	& APPAREL		$ 1,836,792.25

	DIVERSIFIED FINANCIALS	9.09%

	DIVERSIFIED FINANCIALS
2,250	AMBAC INC		131,203.13
31,900	AMERICAN EXPRESS CO		1,752,506.25
2,700	BEAR STEARNS COS INC		136,856.25
6,200	C I T GROUP INC CL A		124,775.00
4,700	CAPITAL ONE FINANCIAL CORP		309,318.75
120,227	CITIGROUP INC		6,139,091.19
2,700	COUNTRYWIDE CREDIT INC		135,675.00
16,600	FEDERAL HOME LOAN MORTGAGE
	CORP		1,143,325.00
24,100	FEDERAL NATIONAL MORTGAGE
	ASSOCIATION		2,090,675.00
5,800	FRANKLIN RESOURCES INC		220,980.00
11,200	HOUSEHOLD INTERNATIONAL CORP		616,000.00
5,800	LEHMAN BROTHERS HOLDINGS INC		392,225.00
19,400	MBNA CORP		716,587.50
18,600	MERRILL LYNCH & CO		1,268,287.50
3,900	MOODYS CORPORATION		100,181.25

3,900	MORGAN J P & CO		$ 645,450.00
27,100	MORGAN STANLEY DEAN WITTER
	& CO		2,147,675.00
6,800	PROVIDIAN FINANCIAL CORP		391,000.00
32,600	SCHWAB CHARLES CORP		925,025.00
3,800	STATE STREET CORP		471,998.00
2,900	T ROWE PRICE GROUP INC		122,570.24
3,800	USA EDUCATION INC		258,400.00

	TOTAL DIVERSIFIED FINANCIALS		$ 20,239,805.06

	ENERGY	6.02%

	ENERGY EQUIPMENT & SERVICES
7,900	BAKER HUGHES INC		328,343.75
10,600	HALLIBURTON CO		384,250.00
5,000	TRANSOCEAN SEDCO FOREXINC		230,000.00

	OIL & GAS
2,200	AMERADA HESS CORP		160,737.50
5,800	ANADARKO PETROLEUM CORP		412,264.00
1,700	ASHLAND INC		61,013.00
5,100	BURLINGTON RESOURCES INC		257,550.00
15,600	CHEVRON CORP		1,317,225.00
5,100	COASTAL CORP		450,393.75
14,900	CONOCO CL B		431,168.75
83,200	EXXON MOBIL CORP		7,233,200.00
2,200	KERR MCGEE CORP		147,262.50
8,800	OCCIDENTAL PETROLEUM CORP		213,400.00
6,000	PHILLIPS PETROLEUM CO		341,250.00
2,200	SUNOCO INC		74,112.50
13,100	TEXACO INC		813,837.50
3,400	TOSCO CORP COM		115,387.50
5,800	UNOCAL CORP		224,387.50
7,500	USX-MARATHON GROUP		208,125.00

	TOTAL ENERGY		$ 13,403,908.25

	FOOD & DRUG RETAILING	1.10%

	FOOD & DRUG RETAILING
10,200	ALBERTSONS INC		$ 270,300.00
9,400	CVS CORP		563,412.50
900	LONGS DRUG STORES CORP		21,712.50
3,100	SUPERVALUE INC		43,012.50
15,800	SYSCO CORP		474,000.00
24,100	WALGREEN CO		1,007,681.25
3,400	WINN-DIXIE STORES INC		65,875.00

	TOTAL FOOD & DRUG RETAILING		$ 2,445,993.75

	FOOD, BEVERAGE & TOBACCO	5.62%

	BEVERAGES
21,600	ANHEUSER BUSCH COS		982,800.00
1,700	BROWN FORMAN INC CL B		113,050.00
59,200	COCA COLA CO		3,607,500.00
10,100	COCA COLA ENTERPRISES INC		191,900.00
900	COORS ADOLPH CO CL B		72,281.25
34,500	PEPSICO INC		1,709,906.25

	FOOD PRODUCTS
14,400	ARCHER DANIELS MIDLAND CO		216,000.00
10,200	CAMPBELL SOUP CO		353,175.00
11,800	CONAGRA INC		306,800.00
6,900	GENERAL MILLS INC		307,481.25
8,500	HEINZ H J CO		403,218.75
3,200	HERSHEY FOODS CORP		206,000.00
9,700	KELLOG CO		254,625.00
3,100	QUAKER OATS CO		301,862.50
7,400	RALSTON-RALSTON PURINA GROUP		193,325.00
20,800	SARA LEE CORP		510,900.00
2,700	WRIGLEY WILLIAM JR CO		258,693.75

	TOBACCO
54,600	PHILLIP MORRIS CO INC		$ 2,402,400.00
3,900	UST INC		109,443.75

	TOTAL FOOD, BEVERAGE
	& TOBACCO		$ 12,501,362.50

	HEALTH CARE EQUIPMENT &
	SERVICES	1.94%

	HEALTH CARE EQUIPMENT &
	SUPPLIES
1,300	BARD C R INC		60,531.25
1,300	BAUSCH & LOMB INC		52,568.75
6,000	BECTON DICKINSON & CO		207,750.00
3,100	BIOMET INC		123,031.25
28,600	MEDTRONIC INC		1,726,725.00

	HEALTH CARE PROVIDERS &
	SERVICES
3,300	AETNA US HEALTHCARE WI		135,506.25
6,600	CARDINAL HEALTH INC		657,525.00
3,900	CIGNA CORP		515,970.00
13,400	HCA - THE HEALTHCARE COMPANY		589,734.00
6,700	MCKESSON HBOC INC		240,463.00

	TOTAL HEALTH CARE EQUIPMENT
	& SERVICES		$ 4,309,804.50

	HOTELS RESTAURANTS & LEISURE	0.73%

	HOTELS RESTAURANTS & LEISURE
8,800	HILTON HOTELS CORP		$ 92,400.00
5,700	MARRIOTT INTERNATIONAL CL A		240,825.00
31,200	MCDONALDS CORP		1,060,800.00
4,700	STARWOOD HOTELS & RESORTS		165,675.00
2,700	WENDYS INTERNATIONAL INC		70,875.00

	TOTAL HOTELS RESTAURANTS &
	LEISURE		$ 1,630,575.00

	HOUSEHOLD & PERSONAL
	PRODUCTS	2.56%

	HOUSEHOLD PRODUCTS
5,600	CLOROX CO		198,800.00
13,900	COLGATE PALMOLIVE CO		897,245.00
13,200	KIMBERLY CLARK CORP		933,108.00
31,200	PROCTER & GAMBLE CO		2,447,250.00

	PERSONAL PRODUCTS
1,300	ALBERTO CULVER CO CL B		55,656.25
5,700	AVON PRODUCTS INC		272,887.50
24,900	GILLETTE CO		899,512.50

	TOTAL HOUSEHOLD & PERSONAL
	PRODUCTS		$ 5,704,459.25

	INSURANCE	4.48%

	INSURANCE
6,400	AFLAC INC		462,000.00
17,800	ALLSTATE CORP		775,412.50
5,900	AMERICAN GENERAL CORP		480,850.00
40,300	AMERICAN INTERNATIONAL GROUP		3,972,068.75
6,100	AON CORP		208,925.00

4,200	CHUBB CORP		$ 363,300.00
3,800	CINCINNATI FINANCIAL CORP		150,337.50
7,800	CONSECO INC		102,862.50
5,100	HARTFORD FINANCIAL SERVICES
	GROUP INC		360,187.50
2,400	JEFFERSON PILOT CORP		179,400.00
4,600	LINCOLN NATIONAL CORP		217,637.50
2,300	LOEWS CORP		238,193.75
6,500	MARSH & MCLENNAN COS INC		760,500.00
2,300	MBIA INC		170,487.50
15,000	METLIFE		525,000.00
2,500	MGIC INVESTMENT CORP		168,593.75
1,800	PROGRESSIVE CORP		186,525.00
3,100	SAFECO CORP		101,912.50
5,000	ST. PAUL COS INC		271,562.50
3,100	TORCHMARK CORP		119,156.25
5,800	UNUMPROVIDENT CORP		155,875.00

	TOTAL INSURANCE		$ 9,970,787.50

	MATERIALS	2.56%

	CHEMICALS
5,500	AIR PRODUCTS & CHEMICALS INC		$ 225,500.00
16,200	DOW CHEMICAL CO		593,325.00
25,100	DUPONT DE NEMOURS & CO		1,212,643.75
1,800	EASTMAN CHEMICAL		87,750.00
3,100	ENGLEHARD CORP		63,162.50
1,300	GREAT LAKES CHEMICAL CORP		48,343.75
2,500	HERCULES INC		47,656.25
2,400	INTERNATIONAL FLAVORS &
	FRAGRANCES		48,750.00
4,100	PPG INDUSTRIES INC		189,881.25
3,800	PRAXAIR INC		168,625.00

5,200	ROHM & HAAS CO		$ 188,825.00
2,000	SIGMA-ALDRICH CORP		78,625.00
3,200	UNION CARBIDE CORP		172,200.00

	CONSTRUCTION MATERIALS
2,400	VULCAN MATERIALS CO		114,900.00

	CONTAINERS & PACKAGING
700	BALL CORP		32,243.75
1,300	BEMIS CO		43,631.25
1,300	TEMPLE INLAND INC		69,712.50

	METALS & MINING
20,600	ALCOA INC		690,100.00
2,000	ALLEGHENY TECHNOLOGIESINC		31,750.00
4,000	NEWMONT MINING CORP		68,250.00
2,000	NUCOR CORP		79,375.00
1,900	PHELPS DODGE CORP		106,043.75
2,200	USX-U S STEEL GROUP		39,600.00
2,000	WORTHINGTON INDUSTRIES INC		16,125.00

	PAPER & FOREST PRODUCTS
1,300	BOISE CASCADE CORP		43,712.50
5,396	GEORGIA PACIFIC CORP		167,936.81
11,600	INTERNATIONAL PAPER CO		473,425.00
2,400	LOUISIANA PACIFIC CORP		24,300.00
2,400	MEAD CORP		75,300.00
600	POTLATCH CORP		20,137.50
2,400	WESTVACO CORP		70,050.00
5,600	WEYERHAEUSER CO		284,200.00
2,700	WILLIAMETTE INDUSTRIAL		126,731.25

	TOTAL MATERIALS		$ 5,702,811.81

	MEDIA	1.72%

	MEDIA
2,200	DOW JONES & CO		$ 124,575.00
6,400	GANNETT CO INC		403,600.00
1,700	HARCOURT GENERAL INC		97,240.00
7,200	INTERPUBLIC GROUP COS INC		306,450.00
1,900	KNIGHT-RIDDER INC		108,062.50
4,700	MCGRAW-HILL COS INC		275,537.50
1,300	MEREDITH CORP		41,843.75
4,000	NEW YORK TIMES CO CL A		160,250.00
4,200	OMNICOM GROUP INC		348,075.00
31,400	TIME WARNER INC		1,640,336.00
7,400	TRIBUNE CO		312,650.00

	TOTAL MEDIA		$ 3,818,619.75

	PHARMACEUTICALS &
	BIOTECHNOLOGY	13.24%

	PHARMACEUTICALS
37,000	ABBOT LABORATORIES		1,792,187.50
3,100	ALLERGAN INC		300,118.75
31,200	AMERICAN HOME PRODUCTS		1,982,760.00
47,200	BRISTOL MYERS SQUIBB CO		3,489,850.00
33,200	JOHNSON & JOHNSON		3,488,075.00
27,000	LILLY ELI & CO		2,512,687.50
55,000	MERCK & CO INC		5,149,375.00
150,400	PFIZER INC		6,918,400.00
30,300	PHARMACIA CORPORATION		1,848,300.00
35,000	SCHERING PLOUGH		1,986,250.00

	TOTAL PHARMACEUTICALS &
	BIOTECHNOLOGY		$ 29,468,003.75

	RETAILING	5.16%

	HOME IMPROVEMENT RETAIL
55,300	HOME DEPOT		$ 2,526,518.75
9,200	LOWES COS		409,400.00
3,900	SHERWIN WILLIAMS CO		102,618.75

	MULTILINE RETAIL
2,200	DILLARDS INC CL A		25,987.50
7,900	DOLLAR GENERAL		149,112.50
7,400	MAY DEPARTMENT STORES CO		242,350.00
3,200	NORDSTROM INC		58,200.00
6,200	PENNEY JC INC		67,425.00
8,500	SEARS ROEBUCK & CO		295,375.00
21,800	TARGET CORP		703,050.00
106,500	WAL MART STORES INC		5,657,812.50

	SPECIALTY RETAIL
4,900	CIRCUIT CITY STORES		56,350.00
20,300	GAP INC		517,650.00
10,300	LIMITED INC		175,743.75
4,500	RADIOSHACK CORP		192,656.25
3,400	TIFFANY & CO		107,525.00
7,100	TJX COS INC		197,025.00

	TOTAL RETAILING		$ 11,484,800.00

	SOFTWARE & SERVICES	4.88%

	IT CONSULTING & SERVICES
11,200	ELECTRONIC DATA SYSTEMS CORP		646,800.00

	SOFTWARE
5,800	ADOBE SYSTEMS INC		$ 337,487.50
1,300	AUTODESK INC		35,018.75
14,000	COMPUTER ASSOCIATES
	INTERNATIONAL INC		273,000.00
4,300	INTUIT INC		169,581.25
125,700	MICROSOFT CORP		5,467,950.00
135,600	ORACLE CORP		3,940,875.00

	TOTAL SOFTWARE & SERVICES		$ 10,870,712.50

	TECHNOLOGY HARDWARE &
	TOOLS & EQUIPMENT	9.38%

	COMMUNICATIONS EQUIPMENT
6,483	AVAYA INC		66,855.94
166,200	CISCO SYSTEMS INC		6,357,150.00
19,800	CORNING INC		1,045,687.50
77,800	LUCENT TECHNOLOGIES INC		1,050,300.00
51,400	MOTOROLA INC		1,040,850.00
3,800	SCIENTIFIC ATLANTA		123,737.50

	COMPUTERS & PERIPHERALS
40,600	COMPAQ COMPUTER CORP		611,030.00
47,600	HEWLETT PACKARD CO		1,502,375.00
42,400	IBM CORP		3,604,000.00

	ELECTRONIC EQUIPMENT &
	INSTRUMENTS
1,100	MILLIPORE CORP		69,300.00
1,300	PERKINELMER INC		136,500.00

	OFFICE ELECTRONICS
3,000	SYMBOL TECHNOLOGIES		108,000.00
15,900	XEROX CORP		73,537.50

	SEMICONDUCTOR EQUIPMENT
	& PRODUCTS
95,500	INTEL CORP		$ 2,888,875.00
7,500	LINEAR TECHNOLOGY CORP		346,875.00
39,100	TEXAS INSTRUMENTS		1,852,362.50

	TOTAL TECHNOLOGY HARDWARE
	& TOOLS & EQUIPMENT		$ 20,877,435.94

	TELECOMMUNICATION SERVICES	5.19%

	DIVERSIFIED TELECOMMUNICATION
	SERVICES
7,600	ALLTEL CORP		474,525.00
89,600	AMERICAN TELEPHONE & TELEGRAPH		1,551,200.00
44,900	BELLSOUTH CORP		1,838,093.75
3,300	CENTURYTEL INC		117,975.00
81,300	SBC COMMUNICATIONS INC		3,882,075.00
21,000	SPRINT CORP		426,562.50
65,000	VERIZON COMMUNICATIONS		3,258,125.00

	TOTAL TELECOMMUNICATION
	SERVICES		$ 11,548,556.25

	TRANSPORTATION	0.63%

	AIRLINES
2,900	DELTA AIR LINES INC		145,543.75
11,800	SOUTHWEST AIRLINES CO		395,654.00

	ROAD & RAIL
10,300	BURLINGTON NORTHERN SANTA FE		$ 291,618.75
5,200	CSX CORP		134,875.00
9,200	NORFOLK SOUTHERN CORP		122,475.00
1,400	RYDER SYSTEMS INC		23,275.00
5,900	UNION PACIFIC CORP		299,425.00

	TOTAL TRANSPORTATION		$ 1,412,866.50

	UTILITIES	4.10%

	ELECTRIC UTILITIES
2,400	ALLEGHENY ENERGY INC		115,650.00
3,200	AMEREN CORP		148,200.00
7,600	AMERICAN ELECTRIC POWER INC		353,400.00
6,400	CALPINE CORP		288,400.00
3,800	CINERGY CORP		133,475.00
2,700	CMS ENERGY CORP		85,556.25
5,000	CONSOLIDATED EDISON INC		192,500.00
3,600	CONSTELLATION ENERGY GROUP		162,225.00
5,700	DOMINION RESOURCES INC		381,900.00
3,400	DTE ENERGY CO		132,387.50
8,800	DUKE POWER CO		750,200.00
7,900	EDISON INTERNATIONAL		123,437.50
5,500	ENTERGY CORP		232,718.75
7,675	EXELON CORPORATION		538,861.75
5,500	FIRSTENERGY CORP		173,593.75
4,200	FPL GROUP INC		301,350.00
2,900	GPU INC		106,756.25
9,300	PG&E CORP		186,000.00
2,000	PINNACLE WEST CAPITAL CORP		95,250.00
3,400	PPL CORP		153,637.50
5,233	PROGRESS ENERGY INC		257,398.19
5,100	PUBLIC SERVICE ENTERPRISE GROUP		247,987.50
7,000	RELIANT ENERGY INC		303,187.50

15,500	SOUTHERN CO		$ 515,375.00
6,400	TXU CORPORATION		283,600.00
4,630	XCEL ENERGY INC		134,559.38

	GAS UTILITIES
5,600	EL PASO ENERGY CORP		401,100.00
600	KEYSPAN CORP		25,425.00
2,400	KINDER MORGAN INC		125,250.00
1,100	NICOR INC		47,506.25
2,252	NISOURCE INC		69,249.00
600	ONEOK INC		28,912.50
900	PEOPLES ENERGY CORP		40,275.00
4,900	SEMPRA ENERGY		113,925.00

	MULTI-UTILITIES
17,500	ENRON CORP		1,454,687.50
10,600	WILLIAMS COS INC		423,337.50

	TOTAL UTILITIES		$ 9,127,274.57

	TOTAL COMMON STOCK			$ 222,202,819.63

OTHER
		0.18%
	CASH EQUIVALENTS
407,654	JANUS INSTL MONEY MARKET SER 2		407,653.67

	TOTAL CASH EQUIVALENTS		407,653.67

	TOTAL INVESTMENTS - (cost
	$234,072,273)	100.00%		222,610,473.30
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